SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 4, 2021

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Stock Exchange Release: Nokia Board of Directors resolved to issue shares to the company and resolved on a directed share issuance for the settlement of shares under previous Nokia Equity Programs

-	Stock Exchange Release: Proposals of the Board of Directors to Nokia Corporation’s Annual General Meeting 2021

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Nokia Corporation
Stock Exchange Release
February 4, 2021 at 9:00 (CET +1)

Nokia Board of Directors resolved to issue shares to the company and resolved on a directed share issuance for the settlement of shares under previous Nokia Equity Programs

Nokia’s Board of Directors has resolved to issue 21 575 000 new shares in a directed share issuance without consideration to Nokia Corporation to be later used to fulfil the company’s obligations primarily under its equity plans that vest in 2021 and in the first quarter of 2022.

Nokia expects that the shares are registered with the Finnish Trade Register on or about February 5, 2021 and the shares will carry the shareholder rights attached to them as of the registration date. The total number of Nokia shares following the registration will equal 5 675 461 159 and following the issuance the number of shares held by Nokia Corporation will equal 46 506 138. The new shares are expected to commence trading on Nasdaq Helsinki as of February 8, 2021, and on Euronext Paris as of February 9, 2021, together with other Nokia shares (NOKIA). Euronext Paris will publish a separate notice announcing the admission of the new shares to trading on Euronext Paris.

Additionally, the Board of Directors has resolved on a directed issuance of a maximum number of 21 575 000 Nokia shares (NOKIA) held by Nokia Corporation, as a result of the above-mentioned issuance to itself, to settle its commitments under the 2020 Employee Share Purchase Plan, 2018 Performance Share Plan and various Restricted Share plans that vest in 2021 and in the first quarter of 2022. The shares are issued without consideration. Each share delivery would be published separately by a stock exchange release.

Both resolutions to issue shares are based on the authorization granted to the Board of Directors by the Annual General Meeting on May 27, 2020.

About Nokia
We create the critical networks and technologies to bring together the world’s intelligence, across businesses, cities, supply chains and societies.

With our commitment to innovation and technology leadership, driven by the award-winning Nokia Bell Labs, we deliver networks at the limits of science across mobile, infrastructure, cloud, and enabling technologies.

Adhering to the highest standards of integrity and security, we help build the capabilities we need for a more productive, sustainable and inclusive world.

For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com
Katja Antila, Head of Media Relations

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Investor Enquiries:
Nokia Investor Relations
Tel. +358 4080 3 4080
Email: investor.relations@nokia.com

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies, growth management and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of that impact of COVID-19 on our businesses, our supply chain and our customers’ businesses) and any future dividends including timing and qualitative and quantitative thresholds associated therewith; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, cost savings, product cost reductions and competitiveness, as well as results of operations including targeted synergies, better commercial management and those results related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding competition within our market, market developments, general economic conditions and structural and legal change globally and in national and regional markets, such as China; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our short term and longer term expectations around the rollout of 5G, investment requirements with such rollout, and our ability to capitalize on such rollout; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions, including our current cost savings program; L) expectations, plans or benefits related to future capital expenditures, reduction of support function costs, temporary incremental expenditures or other R&D expenditures to develop or rollout software and other new products, including 5G, ReefShark and increased digitalization; M) expectations regarding our customers' future actions, including our customers’ capital expenditure constraints and our ability to satisfy customer’s needs and retain their business; and N) statements preceded by or including “believe”, “expect”, “expectations”, “deliver”, “maintain”, “strengthen”, “target”, “estimate”, “plan”, “intend”, “assumption”, “focus”, “continue”, “should", "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions, general public health conditions (including its impact on our supply chains) and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment; 3) competition and our ability to effectively and profitably invest in existing and new high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements, as well as external events impacting our customers including mergers and acquisitions and the possibility of our customers awarding business to our competitors; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establishing new sources of revenue and protecting our intellectual property from infringement; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally, expectations and timing around our ability to recognize any net sales and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies' ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems, or our customers’ security concerns; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return (if any) we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; 30) our ability to successfully complete and capitalize on our order backlogs and continue converting our sales pipeline into net sales; 31) risks related to undersea infrastructure; and 32) the scope and duration of the COVID-19 impact on the global economy and financial markets as well as our customers, supply chain, product development, service delivery, other operations and our financial, tax, pension and other assets, and the shape of the economic recovery following the pandemic as well as the risk factors specified in our 2019 annual report on Form 20-F published on March 5, 2020 under "Operating and financial review and prospects-Risk factors" as supplemented by the form 6-K published on April 30, 2020 under the header “Risk Factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

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Nokia Corporation
Stock Exchange Release
February 4, 2021 at 13:00 (CET +1)

Proposals of the Board of Directors to Nokia Corporation’s Annual General Meeting 2021

Nokia Corporation’s Annual General Meeting will be held on April 8, 2021 at 15:00 EET at the Company’s headquarters, Karakaari 7, Espoo, Finland, under extraordinary measures pursuant to the temporary legislation, which entered into force on October 3, 2020 to prevent the spread of the Covid-19 pandemic.

Participation and exercise of shareholder rights in the Meeting will be possible only by voting in advance and by submitting counterproposals and asking questions in advance. It is not possible for the shareholders or their proxy representatives to participate at the meeting venue in person, but the event including the confirmation of the vote result as well as speeches from the Chair of the Board and the President and CEO can be followed through a web stream.

The Board submits the following proposals to the Annual General Meeting. Complete proposals are available as of today on www.nokia.com/agm. The notice of the Annual General Meeting with more detailed information on the participation and voting will be published separately at a later date on the company’s website and by a stock exchange release.

Distribution of dividend for the financial year 2020

The Board of Directors proposes to the Annual General Meeting that no dividend be paid based on the balance sheet to be adopted for the financial year ended on December 31, 2020.

Board composition and remuneration

Elizabeth Nelson has informed that she will no longer be available to serve on the Nokia Board of Directors after the Annual General Meeting. Consequently, the Board proposes, on the recommendation of the Board’s Corporate Governance and Nomination Committee, that the following eight current Board members be re-elected as members of the Nokia Board of Directors for a term ending at the close of the next Annual General Meeting: Sari Baldauf, Bruce Brown, Thomas Dannenfeldt, Jeanette Horan, Edward Kozel, Søren Skou, Carla Smits-Nusteling, and Kari Stadigh.

The Corporate Governance and Nomination Committee will also propose in the assembly meeting of the new Board of Directors on April 8, 2021 that Sari Baldauf be re-elected as Chair of the Board and Kari Stadigh as Vice Chair of the Board, subject to their election to the Board of Directors.

All candidates for the Board of Directors are presented on the Company’s website www.nokia.com/agm.

In addition, the Board proposes on the recommendation of the Corporate Governance and Nomination Committee to introduce additional annual fees to be paid to the members of the Personnel Committee and Technology Committee in addition to the Committee Chairs.

Other remuneration payable to the Board members would remain unchanged and no additional annual fee is proposed to be paid to the members of the Corporate Governance and Nomination Committee or the Chair of the Board for her service in any of the Board Committees.

Consequently, on the recommendation of the Board’s Corporate Governance and Nomination Committee, in line with the Company’s Remuneration Policy presented to and supported by the Annual General Meeting 2020, the Board of Directors proposes to the Annual General Meeting that the annual fee payable for a term ending at the close of the next Annual General Meeting be as follows:

•	EUR 440 000 for the Chair of the Board;

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•	EUR 185 000 for the Vice Chair of the Board;

•	EUR 160 000 for each member of the Board;

•	EUR 30 000 each for the Chairs of the Audit Committee and Personnel Committee and EUR 20 000 for the Chair of the Technology Committee as an additional annual fee; and

•	EUR 15 000 for each member of the Audit Committee and Personnel Committee and EUR 10 000 for each member of the Technology Committee as an additional annual fee.

In addition, it is proposed that the meeting fees for Board and Board Committee meetings payable to all the other Board members, except for the Chair of the Board, remain at current level. These meeting fees based on travel required between the Board member’s home location and the location of a meeting would be paid for a maximum of seven meetings per term and be structured as follows:

•	EUR 5 000 per meeting requiring intercontinental travel; and

•	EUR 2 000 per meeting requiring continental travel.

Furthermore, the Board also proposes that members of the Board of Directors shall be compensated for travel and accommodation expenses as well as other costs directly related to Board and Board Committee work.

It is proposed that approximately 40% of the annual fee be paid in Nokia shares purchased from the market, or alternatively by using treasury shares held by the Company. The meeting fee, travel expenses and other expenses would be paid in cash.

Auditor election and remuneration

Since 2019 the Board of Directors has proposed to the Annual General Meeting that the shareholders would elect the auditor for the financial year commencing next after the election. Therefore, on the recommendation of the Board’s Audit Committee, the Board of Directors proposes to the Annual General Meeting that Deloitte Oy be re-elected as the auditor of the Company for the financial year 2022.

It is also proposed that the elected auditor for the financial year 2022 be reimbursed based on the invoice of the auditor and in compliance with the purchase policy approved by the Audit Committee.

Authorization to the Board to issue shares and repurchase company’s shares

In line with previous years, the Board proposes that the Annual General Meeting authorize the Board to resolve to issue in total a maximum of 550 million shares through issuance of shares or special rights entitling to shares under Chapter 10, Section 1 of the Finnish Limited Liability Companies Act in one or more issues during the effective period of the authorization. The Board may issue either new shares or treasury shares held by the Company. Shares and special rights entitling to shares may be issued in deviation from the shareholders’ pre-emptive rights within the limits set by law. The authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans or for other purposes resolved by the Board.

Also, in line with previous years, the Board proposes that the Board be authorized to resolve to repurchase a maximum of 550 million shares. The repurchases would reduce distributable funds of the Company. The shares may be repurchased otherwise than in proportion to the shares held by the shareholders (directed repurchase). Shares may be repurchased to be cancelled, held to be reissued, transferred further or for other purposes resolved by the Board.

550 million shares correspond to less than 10 per cent of the Company’s total number of shares.

The Board shall resolve on all other matters related to the issuance or repurchase of Nokia shares in accordance with the resolution by the Annual General Meeting. It is proposed that both authorizations be effective until October 7, 2022 and terminate the earlier authorizations resolved at the Annual General Meeting on May 27, 2020.

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Other matters to be addressed by the Annual General Meeting

Furthermore, the Annual General Meeting would also address adopting the Company’s financial statements for the financial year 2020, discharging the members of the Board of Directors and the President and Chief Executive Officers from liability for the financial year 2020 and adopting, in an advisory vote, the Remuneration Report for the Company’s governing bodies.

The Remuneration Report for 2020 as well as the “Nokia in 2020” annual report, which includes the Company’s Annual Accounts, the review by the Board of Directors and the auditor’s report, are expected to be published and available on www.nokia.com/agm in week 9 of 2021. The Remuneration Report for 2020 will be published by a stock exchange release as well.

About Nokia
We create the critical networks and technologies to bring together the world’s intelligence, across businesses, cities, supply chains and societies.

With our commitment to innovation and technology leadership, driven by the award-winning Nokia Bell Labs, we deliver networks at the limits of science across mobile, infrastructure, cloud, and enabling technologies.

Adhering to the highest standards of integrity and security, we help build the capabilities we need for a more productive, sustainable and inclusive world.

For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

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FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies, growth management and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of that impact of COVID-19 on our businesses, our supply chain and our customers’ businesses) and any future dividends including timing and qualitative and quantitative thresholds associated therewith; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, cost savings, product cost reductions and competitiveness, as well as results of operations including targeted synergies, better commercial management and those results related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding competition within our market, market developments, general economic conditions and structural and legal change globally and in national and regional markets, such as China; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our short term and longer term expectations around the rollout of 5G, investment requirements with such rollout, and our ability to capitalize on such rollout; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions, including our current cost savings program; L) expectations, plans or benefits related to future capital expenditures, reduction of support function costs, temporary incremental expenditures or other R&D expenditures to develop or rollout software and other new products, including 5G, ReefShark and increased digitalization; M) expectations regarding our customers' future actions, including our customers’ capital expenditure constraints and our ability to satisfy customer’s needs and retain their business; and N) statements preceded by or including “believe”, “expect”, “expectations”, “deliver”, “maintain”, “strengthen”, “target”, “estimate”, “plan”, “intend”, “assumption”, “focus”, “continue”, “should", "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions, general public health conditions (including its impact on our supply chains) and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment; 3) competition and our ability to effectively and profitably invest in existing and new high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements, as well as external events impacting our customers including mergers and acquisitions and the possibility of our customers awarding business to our competitors; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establishing new sources of revenue and protecting our intellectual property from infringement; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally, expectations and timing around our ability to recognize any net sales and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies' ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems, or our customers’ security concerns; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return (if any) we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; 30) our ability to successfully complete and capitalize on our order backlogs and continue converting our sales pipeline into net sales; 31) risks related to undersea infrastructure; and 32) the scope and duration of the COVID-19 impact on the global economy and financial markets as well as our customers, supply chain, product development, service delivery, other operations and our financial, tax, pension and other assets, and the shape of the economic recovery following the pandemic as well as the risk factors specified in our 2019 annual report on Form 20-F published on March 5, 2020 under "Operating and financial review and prospects-Risk factors" as supplemented by the form 6-K published on April 30, 2020 under the header “Risk Factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4,2021		Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate